SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Greenfield Online, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

395150105

(CUSIP Number)

Thomas R. Stephens

Bartlit Beck Herman Palenchar & Scott

1899 Wynkoop, Suite 800

Denver, Colorado 80202

(303) 592-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. X

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 395150105

1.	Names of Reporting Persons.

Springhouse Capital (Master), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,094,330
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,094,330

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,094,330

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 395150105

1.	Names of Reporting Persons.

Springhouse Asset Management, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B) X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,094,330
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,094,330

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,094,330

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 395150105

1.	Names of Reporting Persons.

Springhouse Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B) X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	Not applicable.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,094,330
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,094,330

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,094,330

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 395150105

1.	Names of Reporting Persons.

Brian Gaines

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,094,330
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,094,330

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,094,330

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions)	IN

Introductory Note

The predecessors of the Reporting Persons previously filed a statement on Schedule 13G with respect to Common Stock of Greenfield Online, Inc. on May 19, 2006, as amended February 14, 2007 and February 13, 2008.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”) of Greenfield Online, Inc., a Delaware corporation (“Greenfield”). Greenfield’s principal executive office is located at 21 River Road, Wilton, CT 06897.

Item 2. Identity and Background

This Statement is being filed by (i) Springhouse Capital (Master), L.P. ("Springhouse"), by virtue of its direct ownership of Common Stock, (ii) Springhouse Asset Management, Ltd. (the "General Partner"), by virtue of it being the sole general partner of Springhouse, (iii) Springhouse Asset Management, LLC (“Management”), by virtue of owning 100% of the equity of the General Partner, and (iii) Brian Gaines, by virtue of being a director of the General Partner and the sole managing member of Management. Springhouse, the General Partner, Management and Mr. Gaines are collectively the "Reporting Persons" and individually a "Reporting Person."

Springhouse is a Cayman Islands exempted limited partnership. The General Partner is a Cayman Islands exempted company. Management is a Delaware limited liability company. Mr. Gaines is a citizen of the United States. Each of the Reporting Persons’ principal business office is located at 535 Madison Avenue, 30th Floor, New York, NY 10022.

Springhouse is principally engaged in the business of acting as an investment fund. The General Partner is principally engaged in acting as Springhouse’s general partner. Management is principally engaged in acting as the owner of the General Partner. Mr. Gaines is principally engaged in acting as the managing member of Management and provides investment services to Springhouse.

Jeff Graf serves as a director of the General Partner. Mr. Graf is principally engaged in providing investment services to Springhouse. He is a citizen of the United States. Mr. Graf’s principal business office is located at 535 Madison Avenue, 30th Floor, New York, NY 10022.

During the last five years, none of the Reporting Persons or Mr. Graf has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Springhouse to acquire the Common Stock reported in Item 5 was $26,393,926.30 (including commissions). Such funds were provided by Springhouse’s capital available for investment, and no part of such funds were borrowed.

Mr. Graf invested $10,612 (including commissions) from his personal funds available for investment to acquire the Common Stock reporting in Item 5, and such funds were not borrowed.

Item 4. Purpose of Transaction

Springhouse initially acquired the Common Stock reported in Item 5 in order to acquire an equity interest in Greenfield.

Greenfield recently entered into an Agreement and Plan of Merger, dated as of June 15, 2008, with affiliates of Quadrangle Group LLC pursuant to which Quadrangle will acquire the Common Stock for $15.50 in cash, without interest (the “Quadrangle Transaction”). While the Reporting Persons believe that the disconnect between the strength of Greenfield’s operations and its public valuation indicates that significant shareholder value could be created in a sale of Greenfield, the Reporting Persons believe that the proposed Quadrangle Transaction does not reflect appropriate value.

The Reporting Persons believe that the $15.50 value of the Quadrangle Transaction is far less than the value of Greenfield’s two segments and Greenfield’s cash, which together the Reporting Persons believe is at least $25.00 per share.

The Reporting Persons believe that in order to comply with their fiduciary duties, Greenfield’s Board of Directors must conduct an exhaustive auction and actively solicit alternative proposals for Greenfield.

On June 24, 2008, Mr. Gaines sent Greenfield a letter summarizing the Reporting Persons’ concerns. Such letter is attached as Exhibit A and incorporated by this reference.

The Reporting Persons intend to continue to communicate their concerns regarding the Quadrangle Transaction to the Board of Directors. If the Greenfield Board of Directors fails to take action as described above, the Reporting Persons will consider communicating their views to other stockholders and may consider other action that, in the opinion of the Reporting Persons, is reasonably designed to cause the Greenfield Board of Directors to take appropriate action. The Reporting Persons do not presently intend to engage in a control transaction or a contested solicitation for the election of Greenfield’s Board of Directors.

The Reporting Persons intend to continuously review their investment in Greenfield. Depending upon their evaluation of the Greenfield’s prospects and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, the status of the Quadrangle Transaction and competing proposals, and general stock market and economic conditions), any of the Reporting Persons may from time to time purchase additional Common Stock or dispose of all or a portion of the Common Stock held by such person. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

Except as otherwise described in this statement on Schedule 13D, none of the Reporting Persons or Mr. Graf has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Greenfield, or the disposition of securities of Greenfield; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Greenfield or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Greenfield or any of its subsidiaries; (d) any change in the present Board of Directors or management of Greenfield, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Greenfield; (f) any other material change in Greenfield’s business or corporate structure; (g) any changes in Greenfield’s charter or by-laws or other actions which may impede the acquisition or control of Greenfield by any person; (h) causing a class of securities of Greenfield to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of Greenfield to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

Springhouse directly beneficially owns 2,094,330 shares of Common Stock, approximately 8.0% of the outstanding shares of Common Stock. Springhouse shares power to vote and power to dispose of such Common Stock with the other Reporting Persons, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. By virtue of the relationships described under Item 2, each of the General Partner and Mr. Gaines may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by Springhouse.

Mr. Graf directly beneficially owns 1,200 shares of Common Stock, less than 0.1% of the outstanding shares of Common Stock. Mr. Graf has sole power to vote and dispose of such Common Stock, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

The ownership percentage set forth above is based on 26,321,422 outstanding shares of Common Stock, as stated in the merger agreement for the Quadrangle Transaction filed as an exhibit to Greenfield’s current report on Form 8-K dated June 16, 2008.

During the past 60 days, Springhouse effected transactions in the shares of Common Stock as set forth below. All such transactions were effected on the Nasdaq Global Market.

Date	Quantity	Price	Transaction

May 9, 2008	200 shares	$11.00	Purchase
May 30, 2008	67,100 shares	$12.62	Sale
June 16, 2008	165,000 shares	$15.08	Purchase

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons or Mr. Graf have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Greenfield, including but not limited to transfer or voting of any of the securities of Greenfield, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Letter dated June 24, 2008 from Springhouse Capital (Master), L.P. to the CEO and Board of Directors of Greenfield Online, Inc.

Exhibit 2	Joint filing Agreement among the Reporting Persons dated as of June 24, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2008

_/s/ Brian Gaines_____________________________

Brian Gaines, individually, as managing member of

Springhouse Asset Management, LLC, and as a director

of Springhouse Asset Management, Ltd., general partner

of Springhouse Capital (Master), L.P.

Exhibit 1

Springhouse Capital (Master), L.P.

535 Madison Avenue

30th Floor

New York, NY 10022

June 24, 2008

Greenfield Online, Inc.

21 River Road

Wilton, CT 06897

To the CEO and Board of Directors (the “Board”) of Greenfield Online, Inc. (the “Company”)

We are long-term shareholders of the Company and believe the current Quadrangle Group LLC proposed deal is inadequate. As we have communicated to the Board in the past, the disconnect between the strength of the Company’s operations and its public valuation indicated that significant shareholder value could be created in a sale of the Company. However, the current deal does not reflect appropriate value.

We are encouraged by the structure of the merger agreement which provides for a modest break-up fee and a clear period of time to conduct the proper auction process we do not believe has happened to date. In order to fulfill its fiduciary responsibility to shareholders, the Board must exploit the go-shop provision it negotiated in the merger agreement via an exhaustive auction.

We believe a fair valuation should accurately reflect the attractive competitive position and the strong cash flow of the Company’s two segments, Internet Survey Solutions (“Survey”) and Ciao Comparison Shopping (“Ciao”), which the current offer fails to do.

The Survey side of the business continues to benefit from a secular shift in market research spending from traditional methods (mail, phone, mall) to online. The company has just started to penetrate the Asian market and has substantially invested in the business over the last several years to be the technology leader in the sector. Long term revenue growth trends should approximate low double digits with at least the same growth on the bottom line. The business requires very little maintenance capital expenditures. Applying a very conservative 9x EBITDA multiple to the business (which gives little credit for growth), Survey would be worth around $8 per share. This valuation does not accurately reflect the premium for control of the Company or the ability to leverage a steady cash generative entity.

Ciao continues to grow rapidly via traffic and monetization. In general, European e-commerce and comparison shopping are several years behind the US and have an extremely strong tailwind. Last year revenues grew 70% and the company grew revenues 60% in the first quarter. The Company has stated in the past that it believes there is a large opportunity to continue to monetize traffic. The combination of a high growth European e-commerce market along with increasing monetization of traffic to the site sets the stage for impressive growth for years. We estimate that Ciao should generate approximately $25mm in EBTIDA this year (backing out losses from the start-up US operation) and $30-35mm next year. CNET, essentially a comparison shopping engine for technology products, was recently acquired for close to 20x EBITDA. Merely placing a 15x on this year’s EBITDA would yield $14 per share for Ciao.

Summing up both segments (and assuming an acquirer could remove public company costs as described in the merger agreement) along with $3 in cash yields nearly $25 per share.

Again, it is the Board’s fiduciary responsibility to actively solicit an auction process for the Company over the next 50 days. We look forward to hearing about the results of a formal auction process.

Regards,

Springhouse Capital (Master), L.P.

Brian Gaines

Director, Springhouse Asset Management, Ltd., general partner

Exhibit 2

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Greenfield Online, Inc. and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

In witness whereof, the undersigned hereby execute this Agreement as of the 24th day of June, 2008.

Springhouse Capital (Master), L.P.

_____________________________________________

Brian Gaines, as director of Springhouse Asset Management, Ltd., General

Partner of Springhouse Capital, LP

Springhouse Asset Management, Ltd.

_____________________________________________

Brian Gaines, director

Springhouse Asset Management, LLC

_____________________________________________

Brian Gaines, managing member

_____________________________________________

Brian Gaines, individually